December 26, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Golden Metropolis International Limited
File No. 333-221955
Registration Statement on Form F-1

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Boustead Securities, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 12:00 p.m., Eastern Time, on December 26, 2018, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: December 6, 2018

(ii)	Dates of distribution: December 7, 2018 to present

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: two

(iv)	Number of prospectuses so distributed: two

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

The undersigned confirms that it will not execute the underwriting agreement or confirm sales of the registered securities until it receives a “no objection letter from FINRA.”

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO